Exhibit 99.2

Management’s Discussion and Analysis

FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

introduction

The following management’s discussion and analysis (“MD&A”) was prepared by management based on information available as of March 21, 2025, and should be reviewed in conjunction with the audited consolidated financial statements and related notes thereto for the six month fiscal period ended December 31, 2024. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). All dollar figures are expressed in thousands of United States Dollars (“USD”) unless otherwise noted.

References in this MD&A to “Standard Lithium”, “we”, “our” and “us” mean Standard Lithium Ltd.

Additional information, including our AIF (as defined below), is available under our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Unless indicated, additional external information, and documents referenced within this MD&A, do not form part of this MD&A.

Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively referred to herein as “forward-looking information”). The forward-looking information relates to future events or our future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or our expectations relating to such matters: our planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction Demonstration Plant (as defined below) (formerly pilot plant)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; our budget estimates and expected expenditures on our properties; regulatory or government requirements or approvals; the reliability of third party information; continued existence and success of any joint ventures; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of our business and operations; changes in exploration costs and government regulation in Canada and the United States (“U.S.”); competition for, among other things, capital, customers, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; our funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine and war in the Middle East); and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, we have made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop our properties; our ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; impacts of changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers, increases in geo-political tension and tension with respect to lithium, pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices,

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where we operate; impact of unknown financial contingencies; continued existence and success of any joint venture; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms, anticipated timing and results of operation and development; inflation; and the impacts of war (such as Russia’s invasion of Ukraine and war in the Middle East) on us and our business. Although we believe that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: general economic conditions in Canada, the U.S. and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements, competition for and/or inability to retain drilling rigs and other services and to obtain capital, competition for and /or inability to secure customer offtake agreements that are economically favorable to us, undeveloped lands, skilled personnel, equipment and inputs; reliance on third parties; potential or ongoing joint ventures; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on our operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to us; intellectual property (“IP”) risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine and war in the Middle East); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in our annual information form for the six month fiscal period ended December 31, 2024 (the “AIF”).

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A speaks as of the date of this MD&A. We do not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws in effect in the U.S. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, we are not required to provide disclosure on our mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, our disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had we prepared the information under the standards adopted under the SEC Modernization Rules.

summary of Standard lithium’s business

We are a near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the U.S. We prioritize brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. We aim to achieve sustainable, commercial-scale lithium production via the application of scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification processes. Recognized as a critical mineral by the U.S. Department of Energy (“DOE”), lithium holds strategic importance for the rapidly expanding sectors of electric vehicles and energy storage systems, further influencing the broader economy and national security.

Our flagship projects, the South West Arkansas Project (as defined below) and the Lanxess Property Project (as defined below), are located on the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction from brine. We consider the South West Arkansas Project and the Lanxess Property Project to be separate and independent projects, as they are not contiguous or located within immediate proximity of each other, do not share common ownership of underlying brine rights, and are unlikely to be developed using common infrastructure or financing.

We are also developing prospective lithium brine areas within the Smackover Formation in East Texas (the “East Texas Properties”).

CORPORATE SUMMARY

We were incorporated under the laws of the Province of British Columbia on August 14, 1998, and were continued under the Canadian Business Corporations Act on December 1, 2016. Our principal operations are comprised of exploration for and development of lithium brine properties in the U.S. We also have significant investments in joint venture arrangements for the exploration and evaluation of lithium brine production facilities. Our corporate office address and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. Our common shares are listed on the TSX Venture Exchange (the “TSXV”) and NYSE American, LLC under the symbol “SLI”.

CHANGE IN FISCAL YEAR-END

On November 18, 2024, we changed our fiscal year-end from June 30 to December 31, effective immediately. The decision to change the fiscal year-end to a calendar year-end was to align our reporting cycle more closely with how we plan to manage our business. This MD&A reports our financial results for the period from July 1, 2024, through December 31, 2024, which it refers to as the “six month fiscal period ended December 31, 2024.” Following the transition period, we will file an annual report for each twelve-month period ended December 31 of each year beginning with December 31, 2025.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

CHANGE IN PRESENTATION CURRENCY

Effective July 1, 2024, we changed our presentation currency from Canadian Dollars (“CAD”) to USD due to our most significant assets and liabilities being denominated in USD and for consistency with peer companies in the lithium exploration, production, and mining industries in North America. This change in presentation currency has been applied retrospectively. As at and for the year ended June 30, 2024 and all prior periods, our reporting currency was CAD as described in our 2024 annual consolidated financial statements. The currency remeasurement of our results applied the International Accounting Standards (“IAS”) transitional rules. The amounts reported in the Consolidated Statements of Financial Position as at June 30, 2024 in USD are based on the closing exchange rate on June 30, 2024 and the amounts reported in the Consolidated Statements of Comprehensive Income (Loss) for the year ended June 30, 2024 in USD are based on the average rate for the same period. The accounting policy used to translate equity items prior to June 30, 2024, was to use the historical rate for each equity transaction that occurred to recreate the historical amounts.

HIGHLIGHTS FOR THE SIX MONTH FISCAL PERIOD ENDED DECEMBER 31, 2024

•
On September 1, 2024, David Park was appointed as Chief Executive Officer and director following the retirement of our previous Chief Executive Officer, Robert Mintak.
•
On September 20, 2024, we announced that SWA Lithium LLC, which retains the South West Arkansas Project, in which we retains a 55% joint venture interest, had been selected for conditional approval of a $225,000 grant award from the DOE.
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On October 1, 2024, we issued 450,000 common shares upon exercise of stock options (“Options”) for proceeds of $466.
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On October 28, 2024, we announced that SWA Lithium LLC had entered into a license agreement with Koch Technology Solutions LLC (“KTS”) to deploy and use KTS' Li-ProTM Lithium Selective Sorption (“Li-Pro LSS”) technology at SWA Lithium LLC’s commercial plant for the SWA Phase 1 Project.
•
On November 18, 2024, we announced that we changed our financial year-end from June 30 to December 31 to better align to the operating cycle of the industry as well as the financial year-end of our Joint Ventures.
•
On December 10, 2024, we announced that we appointed Paul Collins to our Board of Directors (the “Board”).

EVENTS SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2024

•
On January 16, 2025, we announced that SWA Lithium LLC has finalized the $225,000 grant from the DOE to support construction of Phase 1 of the South West Arkansas Project. The grant will be received over the pre-construction period through commissioning and start up of the new facility as reimbursement for capital expenditures. The grant, while not conditional, may be subject to changes in legislation, executive orders or other decision-making powers of the current U.S. administration.
•
On March 19, 2025, we announced that we appointed Karen Narwold to our Board.

Project Overview

We currently have the following material projects:

South West Arkansas Project

The resource development project in southwest Arkansas (the “South West Arkansas Project”), being developed in partnership with Equinor ASA (“Equinor"), a multi-national energy company, encompasses over 27,000 net mineral acres and is a key project in our portfolio due to its scale and the quality of its lithium-brine resources. The South West Arkansas Project is held by SWA Lithium LLC whereby we retain a 55% ownership stake, and Equinor retains a 45% ownership stake. We completed a Preliminary Feasibility Study (“PFS”) in the third quarter of 2023 for the South West Arkansas Project. A Definitive Feasibility Study (“DFS”) and a Front-End Engineering Study (“FEED”) are currently underway for the South West Arkansas Project. A Final Investment Decision (“FID”) is planned by year-end 2025, with construction targeted to begin thereafter, if a positive FID is reached. Construction would take approximately two years, with first production expected in 2028. Please refer to the technical report titled “NI 43-101 Technical Report, South West Arkansas Project” dated effective

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

August 8, 2023, as filed on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the South West Arkansas Project.

Lanxess Property Project

The Lanxess South Plant (as defined below) in southern Arkansas (the “Lanxess Property Project”) centers on the development of the Lanxess 1A Project (as defined below), the first commercial lithium extraction initiative on the extensive brine leases operated by LANXESS Corporation (“LANXESS”) in Arkansas. LANXESS operates three existing brine processing facilities for bromine extraction, covering over 150,000 acres of unitized brine leases in southern Arkansas. The first phase of the Lanxess Property Project (the “Lanxess 1A Project”) is located at the LANXESS South facility near El Dorado, Arkansas (the “Lanxess South Plant”). With LANXESS, we are focusing on the Lanxess 1A Project as the initial step. The cooperative framework between us is expected to include a brine supply and disposal agreement, a lease agreement for the production facility site, and the provisioning of certain infrastructure services. Details of the future framework are the subject of ongoing negotiations, and these agreements will form the basis of the operational framework for the Lanxess 1A Project. We have been successfully operating an industrial-scale DLE demonstration plant (the “Demonstration Plant”) at the Lanxess 1A Project location for over four years. The Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. In Q4 of 2023, we completed a DFS for the Lanxess 1A Project, which is planned to be situated at the Lanxess South Plant. This innovative project, utilizing DLE technology to extract lithium from an existing brine pipeline system, aims to produce battery-quality lithium carbonate. We may advance toward a FID for the Lanxess 1A Project, with the timing contingent upon ongoing project definition, the brine supply and disposal agreement with Lanxess, royalty definition as applicable, and the subsequent completion of project financing initiatives. Please refer to the technical report titled “NI 43-101 Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at Lanxess South Plant” dated effective August 18, 2023 as filed on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the Lanxess Property Project.

East Texas Properties

We, in partnership with Equinor, are also developing and advancing mineral right acquisitions and exploration of prospective lithium brine areas in East Texas. The East Texas Properties are held by Texas Lithium Financing, LLC (“Texas Lithium”), whereby we retain a 55% ownership stake, and Equinor retains a 45% ownership stake. We published exploration drilling results and testing in October of 2023, which demonstrated lithium concentrations of 644 mg/L on average, with a high concentration of 806 mg/L, highlighting the potential for globally significant lithium resource concentrations in the areas we are exploring. In partnership with Equinor, we plan to continue securing further leasehold positions and to perform further exploration drilling on the East Texas Properties and will pursue developing a resource assessment for the project area that we expect to report in 2025.

Other Projects

We have further interests in certain mineral leases and option agreements in the Mojave Desert in San Bernardino County, California.

During the six month fiscal period ended December 31, 2024, in accordance with IFRS 6, we assessed our future plans and currently plans to focus our investments in the South West Arkansas Project and East Texas properties, and therefore, in the near term have not budgeted further expenditures on the California properties. Accordingly, we determined there is an indicator of impairment for the California properties. We estimated the recoverable amount for the California properties as a nominal amount and recognized a $19,676 impairment expense.

ENVIRONMENTAL

We are firmly committed to the responsible production of sustainable lithium chemicals, essential for critical minerals security, energy storage system development, and electric vehicle manufacturing. Our project selection process underscores this dedication, opting, where feasible, to use existing infrastructure, roads, rail, water, and power within well-established industrial areas with a history of timber harvesting, oil, gas, and brine industries. Implementing DLE technology

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

is aimed at ensuring an environmentally responsible approach, offering a reduced surface footprint, environmental impacts when compared to traditional evaporation pond methods and hard-rock lithium mining operations.

Beyond our main operations, our environmental ethos is also evident. In September 2021, our collaboration with Aqualung Carbon Capture AS (“Aqualung”) marked a significant step in advancing carbon capture technology. This partnership solidified in May 2022 when we made an investment in Aqualung. This was followed by a master service agreement (the “MSA”) with Telescope Innovations Corp. (“Telescope”), signaling our intent to further investigate the possible applications of captured carbon dioxide (CO2) in various chemical processes, emphasizing our forward-thinking approach to environmental sustainability.

SOCIAL RESPONSIBILITY AND COMMUNITY RELATIONS

We remain committed to supporting the community as a central element of our operations. In support of the communities surrounding the South West Arkansas Project and the Lanxess Property Project, initiatives include participating in STEM events with local school districts, establishing a community office location, supporting local non-profits and charities, and hosting stakeholders at the Demonstration Plant. Additionally,we have taken part in music festivals, holiday events, Independence Day celebrations. These initiatives reflect our ongoing dedication to fostering positive relationships and contributing to the cultural and social vitality of the regions in which it operates.

To further support local workforce development, we have established partnerships with institutions such as South Arkansas Community College. These collaborations are aimed at enhancing training programs to prepare community members for specialized roles within our projects. Currently, we employ approximately 28 engineers, operators, technicians, and administrative staff, predominantly drawn from nearby communities. This strategy underscores our commitment to local employment and economic development.

As we extend our operations into East Texas, a similar approach will be adopted, with efforts focused on engaging local stakeholders and ensuring that the benefits of our projects are shared with the surrounding communities. Our ongoing focus on sustainable development seeks to balance environmental stewardship with the social and economic needs of the regions in which it operates.

SCIENTIFIC AND TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steve Ross, P. Geol., VP Resource Development, who is a “qualified person” as defined in NI 43-101.

SHARE ISSUANCES

During the six month fiscal period ended December 31, 2024, we issued a total of 450,000 common shares for the exercise of Options. We received proceeds of $466 and reclassified $419 from reserves to share capital upon exercise.

During the year ended June 30, 2024, we issued a total of 550,000 common shares for the exercise of Options. We received proceeds of $581 and reclassified $494 from reserves to share capital upon exercise.

On July 23, 2024, we signed an agreement with an arms-length third-party advisor to settle a fee of $800,000 in consideration for the issuance of 666,667 common shares at a deemed price of $1.20 per common share. The consultant was subsequently appointed as a member of executive management. Services provided were advisory in nature and did not assume management responsibilities.

During the six month fiscal period ended December 31, 2024, we issued a total of 3,551,390 common shares at an average price of $1.86 per share, under the ATM program, providing gross and net proceeds of $6,595 and $6,430, respectively.

During the year ended June 30, 2024, we issued a total of 10,613,059 common shares at an average price of $1.49 per share, respectively, under the ATM program, providing gross and net proceeds of $15,817 and $15,422, respectively.

Subsequent to December 31, 2024, we issued 4,532,370 common shares at an average price of $1.57 per share, respectively, under the ATM program, providing gross and net proceeds of $7,094 and $6,916, respectively.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

EQUITY GRANTS

On August 9, 2024, we granted 1,063,394 Options, 1,357,289 restricted share units (“RSUs”) and 441,935 deferred share units (“DSUs”) to employees, directors, and management.

On September 1, 2024, 2,000,000 Options were granted to a corporation controlled by an officer. These Options were designated as a replacement for 1,000,000 Options previously granted on September 25, 2023.

On December 18, 2024, we granted 300,000 Options to a new member of the Board and 563,852 Options, 423,325 RSUs, and 182,040 DSUs to employees, directors and management.

selected annual financial information

The following table contains a summary of our financial results for each of the three most recently completed financial fiscal periods, as reported under IFRS Accounting Standards in thousands of USD, except per share amounts:

	Six month fiscal period ended Dember 31, 2024	June 30, 2024	June 30, 2023
Total assets	$259,496	$287,291	$130,900
Working capital(1)	$27,533	$28,919	$36,821
Total non-current liabilities	$25,667	$26,312	$658
Net (loss) income	$(29,511)	$105,801	$(31,350)
(Loss) earnings per share
Basic	$(0.16)	$0.60	$(0.19)
Diluted	$(0.16)	$0.59	$(0.19)

(1)
Working capital is defined as current assets less current liabilities.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Comparison of Three Months Ended December 31, 2024 and June 30, 2024

The following table sets forth our results of operations for the three months ended December 31, 2024 and June 30, 2024.

	Three months ended December 31,	Three months ended June 30,
	2024	2024
Expenses
General and administrative	$2,661	$6,803
Demonstration Plant operations	799	2,009
Management and directors’ fees	391	1,018
Share-based compensation	1,197	551
Separation benefits	547	—
Foreign exchange gain	(402)	(102)
Loss from operations	5,193	10,279
Impairment expense	(19,676)	—
Gain on deconsolidation of subsidiaries	—	164,099
Interest and other income	157	108
Fair value gain on financial asset - FID	(437)	391
Investment loss from joint ventures	(284)	(158)
Interest expense	(12)	(14)

Net (loss) income before income taxes	(25,445)	154,147
Deferred income tax benefit (expense)	763	(25,870)
Net (loss) income	$(24,682)	$128,277

Revenue

As at December 31, 2024, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, British Columbia corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related back-office professional and corporate costs.

General and administrative costs were $2,661 for the three months ended December 31, 2024, as compared to $6,803 for the three months ended June 30, 2024. The $4,142, or 61%, decrease is primarily attributable to costs incurred during the three months ended June 30, 2024, for consultant engagement to support our advancement of strategic initiatives, including SWA Lithium LLC and Texas Lithium (the “Joint Ventures”), as well as back-office cost reductions such as reduced consultant, software and personnel expenses during the three months ended December 31, 2024.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. Demonstration Plant costs were $799 for the three months ended December 31, 2024 and $2,009 for the three months ended June 30, 2024. The $1,210, or 60%, decrease is primarily attributable to a decrease in personnel, supplies and test work. The decrease in personnel is driven by allocations to the Joint Ventures and reduced billable rates paid to intermediary companies which are attributable to the hiring of plant employees during the three months ended December 31, 2024. Additionally, supplies and test work decreased due to non-recurring charges for DLE process development and other research and development projects for the purpose of developing new technologies incurred during the three months ended June 30, 2024.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $391 and $1,018 for the three months ended December 31, 2024 and three months ended June 30, 2024, respectively. The $627, or 62%, decrease is attributable a reduction in accrued bonus expenses and a reduction in director fees associated with a former member of the Board. Further, management fee allocations to the Joint Ventures increased during the three months ended December 31, 2024, therefore reducing management fee expenses.

Share-based compensation

Share-based compensation was $1,197 for the three months ended December 31, 2024 as compared to $551 for the three months ended June 30, 2024. The $646 increase was primarily related to share-based compensation expense associated with awards granted during the six month fiscal period ended December 31, 2024.

Separation benefits

Separation benefits were $547 for the three months ended December 31, 2024. There were no such costs for the three months ended June 30, 2024. Such costs are attributable to severance payments to a former executive officer and former member of the Board.

Foreign exchange gain

We recorded foreign exchange gains of $402 for the three months ended December 31, 2024 and $102 during the three months ended June 30, 2024. The CAD spot rate in terms of USD weakened by 5.9% and 1.0% during the three months ended December 31, 2024 and the three months ended June 30, 2024, respectively. A weaker CAD created a foreign exchange gain on our income statement for each respective period.

Other income

We earned $157 and $108 of interest and other income, net of fees on the investment of cash on hand during the three months ended December 31, 2024 and the three months ended June 30, 2024, respectively.

Deferred income tax benefit (expense)

We had a deferred income tax benefit of $763 for the three months ended December 31, 2024 and a deferred income tax expense of $25,870 for the three months ended June 30, 2024. The deferred income tax benefit for the three months ended December 31, 2024 was primarily driven by the loss before income taxes for the period. The deferred income tax expense for the three months ended June 30, 2024 is primarily driven by the Equinor Transaction, due to the difference in the tax basis and fair value of our retained interests in our Investments in Joint Ventures, and has no impact on cash taxes owed or paid.

Net (loss) income

We had a net loss of $24,682 for the three months ended December 31, 2024, and net income of $128,277 for the three months ended June 30, 2024. Net loss for the three months ended December 31, 2024 resulted primarily from impairment expense of $19,676 during the period. Net income for the three months ended June 30, 2024 resulted primarily from the $164,099 gain recognized on the deconsolidation of subsidiaries and retainment of our investments in Joint Ventures recorded at fair value, in addition to the recognition of financial assets associated with Equinor acquiring interests in the Joint Ventures.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

Comparison of Six Month Fiscal Period Ended December 31, 2024 and the Year Ended June 30, 2024

The following table sets forth our results of operations for the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024.

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
Expenses
General and administrative	$5,472	$16,410
Demonstration Plant operations	1,838	7,324
Management and directors’ fees	986	2,489
Share-based compensation	2,091	7,937
Separation benefits	1,295	—
Foreign exchange gain	(316)	(639)
Loss from operations	11,366	33,521
Impairment expense	(19,676)	—
Gain on deconsolidation of subsidiaries	—	164,099
Interest and other income	232	922
Fair value gain on financial asset - FID	1,052	391
Investment loss from joint ventures	(707)	(158)
Interest expense	(27)	(62)

Net (loss) income before income taxes	(30,492)	131,671
Deferred income tax benefit (expense)	981	(25,870)
Net (loss) income	$(29,511)	$105,801

The variance among costs in the table above is primarily attributable to the shorter six month fiscal period ended December 31, 2024 as compared to the full year ended June 30, 2024. Additional factors are described in each respective heading below.

Revenue

As at December 31, 2024, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related professional and corporate costs.

General and administrative costs were $5,472 and $16,410 for the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, respectively. In addition to the shorter fiscal period, the $10,938, or 67%, decrease is attributable to costs incurred during the year ended June 30, 2024, for consultant and advisor engagement to support our advancement of strategic initiatives, including the Joint Ventures, as well as back-office cost reductions such as reduced consultant, software and personnel expense during the six month fiscal period ended December 31, 2024.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. Demonstration Plant costs were $1,838 and $7,324 for the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, respectively. In addition to the shorter fiscal period, the $5,486, or 75%, decrease is attributable to a decrease in personnel and test work. Decreased personnel

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

costs resulted from reduced billable rates paid to intermediary companies due to the hiring of plant employees as well as increased allocations to the Joint Ventures during the six month fiscal period ended December 31, 2024. Additionally, test work decreased due to nonrecurring charges for DLE process development and testing and other research and development projects incurred during the year ended June 30, 2024.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $986 and $2,489 for the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, respectively. In addition to the shorter fiscal period, the $1,503, or 60%, decrease is attributable a reduction in director fees associated with a former member of the Board. Further, management fee allocations to the Joint Ventures increased during the six months ended December 31, 2024, therefore reducing management fee expenses.

Share-based compensation

Share-based compensation was $2,091 and $7,937 for the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, respectively. The $5,846, or 74%, decrease was primarily related to $5,831 of share-based compensation recognized during the year ended June 30, 2024 associated with deferred share units that vested in April 2024.

Separation benefits

Separation benefits were $1,295 for the six month fiscal period ended December 31, 2024. There were no such costs incurred during the year ended June 30, 2024. Such costs are attributable to severance and contractual termination payments to a former member of the Board, former executive officers and former employees.

Foreign exchange gain

We recorded foreign exchange gains of $316 and $639 for the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, respectively. The CAD spot rate in terms of USD weakened by 4.9% and 3.1% during the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, respectively. A weaker CAD created a foreign exchange gain on our income statement for each respective period.

Other income

We earned $232 and $922 of interest and other income, net of fees on the investment of cash on hand during the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, respectively. The decrease in interest income is primarily attributable a lower average interest rate during the six month fiscal period ended December 31, 2024.

Deferred income tax (benefit) expense

We had deferred income tax benefit of $981 for the six month fiscal period ended December 31, 2024 and deferred income tax expense of $25,870 for the year ended June 30, 2024. The deferred income tax benefit for the six month fiscal period ended December 31, 2024 was primarily driven by the loss before income taxes for the period. The deferred income tax expense for the year ended June 30, 2024 is primarily driven by the Equinor Transaction, and the resultant difference in the tax basis and fair value of our retained interests in our investments in Joint Ventures, and has no impact on cash taxes paid.

Net (loss) income

We had net loss of $29,511 for the six month fiscal period ended December 31, 2024 and net income of $105,801 for the year ended June 30, 2024. Net loss for the six month fiscal period ended December 31, 2024 resulted primarily from impairment expense of $19,676 during the period. Net income for the year ended June 30, 2024 resulted primarily from the gain recognized on the deconsolidation of subsidiaries and retainment of our Investments in Joint Ventures recorded at fair value, in addition to the recognition of financial assets associated with the Joint Ventures.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited consolidated financial information for the last eight quarters, derived from financial statements prepared in accordance with IFRS Accounting Standards (as issued by the International Accounting Standards Board) applicable to preparation of financial statements under IAS 34, Interim Financial Reporting, stated in USD:

Quarter Ended	Total Revenues	Net Income (Loss)	Earnings (Loss) Per Share - Basic	Earnings (Loss) Per Share - Diluted
March 31, 2023	$—	$(5,307)	$(0.03)	$(0.03)
June 30, 2023	$—	$(19,748)	$(0.11)	$(0.11)
September 30, 2023	$—	$(7,257)	$(0.04)	$(0.04)
December 31, 2023	$—	$(7,548)	$(0.04)	$(0.04)
March 31, 2024	$—	$(7,673)	$(0.04)	$(0.04)
June 30, 2024	$—	$128,279	$0.70	$0.69
September 30, 2024	$—	$(4,829)	$(0.03)	$(0.03)
December 31, 2024	$—	$(24,682)	$(0.13)	$(0.13)

LIQUIDITY AND CAPITAL RESOURCES

We do not have a mineral property in production and consequently does not receive revenue from the sale of lithium-based products. We currently have no operations that generate cash flow. We have financed our operations primarily through the issuance of common shares. Our continued operations are dependent on our ability to complete sufficient equity, debt or other financings or generate cash flow from operations in the future.

As of December 31, 2024, we had working capital (current assets less current liabilities) of $27,533 compared to working capital of $28,919 as of June 30, 2024. Cash on hand at December 31, 2024 totaled $31,177 compared to $38,667 at June 30, 2024. During the six month fiscal period ended December 31, 2024, we had a net cash outflow of $7,490 due primarily from payments made for legal and advisory fees related to the entrance into our Joint Venture partnerships with Equinor, engineering and design work to support our use of Li-Pro LSS DLE technology and related licensing agreement, Demonstration Plant testing and operations, as well as back office support functions. Working capital decreased in the current period compared to June 30, 2024 as a function of the aforementioned cash outflow explanation and continuing development of our projects since the first quarter of last year, partially offset by cash proceeds from the issuance of shares under our at-the-market offering (“ATM”) program.

During the six month fiscal period ended December 31, 2024, we issued 450,000 common shares for the exercise of Options. We received proceeds of $466 and reclassified $419 from reserves to share capital upon exercise.

During the six month fiscal period ended December 31, 2024, we issued a total of 3,551,390 common shares at an average price of $1.86 per common share, under the ATM program, providing gross and net proceeds of $6,595 and $6,430, respectively.

Contractual Obligations

	Payments due by periods
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Obligations Under Office and Storage Leases	$477	$271	$206	$—	$—
Other Obligations	630	90	270	180	90
Total	$1,107	$361	$476	$180	$90

Management expects that we will have sufficient access to capital through to the preparation of the FEED study for the South West Arkansas Project and that cash resources, in addition to capital that could be raised under the ATM and other sources, will be sufficient to continue planned operations through the year ending December 31, 2025. However,

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

management does expect that additional resources will be required to sustain certain of our ongoing investments in certain projects to achieve a desired FID outcome. As a result, we will continue to attempt to raise funds through equity financing, debt financing, non-core asset sales, non-dilutive sources, or other financings to achieve its desired outcome. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to us when required.

Other than our normal business activities, we do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. We do not engage in currency hedging to offset any risk of currency fluctuations.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against us, Robert Mintak and Kara Norman in the U.S. District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired our publicly traded securities between May 19, 2020, and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually named defendants. On April 27, 2022, the court granted Curtis T. Arata’s (“Lead Plaintiff”) motion for appointment as lead plaintiff in the Action. Lead Plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding our LiSTR DLE technology and “final product lithium recovery percentage” at our DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. We intend to vigorously defend against the Action. As at December 31, 2024, we have not recorded a provision associated with this matter, as the outcome is undeterminable at this time.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are our directors and officers, who are responsible for planning, directing and controlling our activities.

Compensation to key management is comprised of the following:

	Six month fiscal period ended December 31,	Year ended June 30,
	2024	2024
Management and director fees(1)	$986	$2,489
Separation benefits(2)	745	—
Share-based compensation	1,642	5,650
	$3,373	$8,139

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on our consolidated statements of comprehensive (loss) income.

(2) Separation benefits during the six month fiscal period ended December 31, 2024 included severance payments to former executive officers and a former member of the Board.

On June 17, 2022, we entered into the MSA with Telescope, a related party. Robert Mintak, our former CEO and Dr. Andy Robinson, our President and COO are independent directors of Telescope. Under the MSA, Telescope would provide various research and development (“R&D”) services for the purpose of developing new technologies. We would fund an initial project for one year under the MSA, which would aim to evaluate the use of captured CO2 in our various chemical

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

processes, as well as investigate the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated. Other R&D projects may be performed for us by Telescope, as required. We incurred $130 and $740 of costs related to this MSA during the six months ended December 31, 2024 and the year ended June 30, 2024, respectively.

The balances of related party receivables and payables as of the periods indicated are as follows:

	December 31, 2024	June 30, 2024
Receivables – related parties
Joint Ventures(1)	$1,274	$848
Total	$1,274	$848

Accounts payable – related parties
Joint Ventures(2)	$4,000	$4,000
Management and Directors(3)	397	823
Telescope(4)	—	39
Total	$4,397	$4,862

(1) Receivables – related parties from the Joint Ventures represent receivables from SWA Lithium and Texas Lithium for reimbursement of costs paid by us on behalf of these entities.

(2) Accounts payable – related parties to the Joint Ventures represents cash received from SWA Lithium and Texas Lithium and is held by us in a separate account and designated for working capital needs. The maturity of this liability balance is May 7, 2025.

(3) Amounts due to the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

(4) Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

OUTSTANDING SHARE DATA

Our authorized capital consists of an unlimited number of common shares and preferred shares without par value.

As of the date of this MD&A, there are 193,938,124 common shares issued and outstanding, 10,647,246 Options, 1,792,538 DSUs and 1,780,614 RSUs outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and contingent liabilities as at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

these estimates. Please refer to Note 2 of our consolidated financial statements for the six month fiscal period ended December 31, 2024 for more information.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are recognized when we become a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. Our financial instruments consist of cash, restricted cash, receivables, long-term investments, financial assets, accounts payable and accrued liabilities. All of our financial instruments are classified into financial assets and liabilities measured at amortized cost, other than our investment in Aqualung and the Financial Asset - FID, which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For additional details about our financial instruments please refer to Note 15 of the consolidated financial statements for the six month fiscal period ended December 31, 2024.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. As described below, in our assessment of the effectiveness of our Company’s internal control over financial reporting as at December 31, 2024, material weaknesses previously identified as at June 30, 2024, have been remediated. Management has concluded that, as of the end of the period covered by this MD&A, disclosure controls and procedures are designed effectively to ensure that information required to be disclosed in reports that we file or submit are (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure. Management believes the financial statements fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS Accounting Standards.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the U.S. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS Accounting Standards.

An evaluation of our internal controls over financial reporting at December 31, 2024 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control—Integrated Framework (2013).

During the period ending December 31, 2024, management took steps to address the material weaknesses in internal control over financial reporting that were previously reported. During 2024, management implemented a comprehensive remediation plan to address the individual control deficiencies contributing to these material weaknesses. These remediation efforts included the establishment of a fully staffed and qualified accounting team, the establishment of an in-house internal audit function, improved access controls, and the implementation and documentation of a comprehensive internal control framework. Management has concluded that these material weaknesses have been remediated as of December 31, 2024.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on our future operating and financial performance and could cause our operating and financial performance to differ materially from the estimates described in our forward-looking information. These risks include widespread risks associated with any form of business and specific risks associated with our business and its involvement in the lithium exploration and development industry. Readers are advised to review and consider risk factors disclosed in the AIF for the six month fiscal period ended December 31, 2024 available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as the following additional risk factors:

Offtake Risk

The dependence on third parties for offtake revenue that is periodic and the provision of essential support services raises the risk that a failure or material delay by the counterparties to these contracts or arrangements to perform their obligations thereunder, or breach of these contracts or arrangements by such counterparties, or the failure to enter into such contracts or arrangements due to a lack of viable terms, could have a material adverse effect on our business, operating results and financial position and our ability to successfully transition to operation and production of the South West Arkansas Project or, any of our future projects, and realize the benefits thereof.

Reliance on Third Parties

We rely on third parties to fulfil their obligations under agreements entered into between us and the third parties. We have currently entered into, may enter into, or will enter into multiple agreements, including the joint development agreement with Koch Technology Solutions, the brine supply and disposal agreement, the service agreement, the offtake participation agreement and the lease agreement with LANXESS for the Lanxess Property Project, and the membership interest purchase and sale agreement with Equinor.

Third parties may, as a result of financial or other reasons, may be unable or unwilling to fulfill their obligations under the respective option, earn-in right or other agreement(s). Any one or a combination of these could result in liabilities for us and could adversely affect the value of the related project(s) and, by association, damage our reputation and consequently our ability to acquire or advance other projects and/or attract future partners.

Joint Venture Risks

On May 7, 2024, we completed the Equinor Transaction, pursuant to which Equinor acquired a minority participating interest in the South West Arkansas Project, and our brine leases located in the East Texas Properties. Pursuant to the Equinor Transaction, the parties intend to collaborate in the development of the South West Arkansas Project and the East Texas Properties. We have assessed the nature of the Equinor Transaction and determined it to be a joint venture. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets of the arrangement. The Equinor Transaction indicates joint control as both parties are required to act together to direct relevant activities. Additionally, significant decisions regarding the Joint Ventures require unanimous consent from both parties.

Third-party ownership of interests in our properties and projects are subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on us and the viability of our interests in the project over which a joint venture is created. This in turn could have a material adverse impact on our business prospects, results of operations and financial condition.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

Royalty Regime Risks

Changes in royalty policies, including the taxation of royalties, in jurisdictions where we operate could impact the economics of current and future lithium extraction projects. New or revised royalties or other fiscal regimes could affect project costs and profitability, potentially having a material adverse effect on our financial performance and project viability. An increase in royalties could also reduce earnings and make future capital investments and operations less economic.

Preliminary Feasibility Study

The South West Arkansas PFS does not have sufficient certainty to constitute a DFS. We cannot give assurance that it will ever be in a position to declare a proven or probable mineral reserve at the South West Arkansas Project. Whether we complete the anticipated DFS on this project, and thereby delineates proven or probable mineral reserves, depends on a number of factors, including:

•
the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure);
•
lithium prices, which are highly cyclical;
•
government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and
•
environmental protection considerations.

We cannot determine at this time whether any of the mineral resource estimates will ultimately be converted into mineral reserves.

Development and Production Uncertainties

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, we cannot give any assurance that the estimates in the Lanxess Property Project DFS will be correct or that the Lanxess Property Project will produce profitable operating mine(s). If a mine is developed, actual operating results may differ from those anticipated in the Lanxess Property Project DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

Mineral Resource Uncertainties

Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral reserves or mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral reserves or mineral resources may vary depending on commodity prices. Any material change in the quantity of mineral resources, grade or stripping ratios or recovery rates may adversely affect the economic viability of our projects and our financial condition and prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to mineral resources, there can be no assurances that mineral resources will be upgraded to mineral reserves as a result of continued exploration or during the course of operations. There can be no assurances that any of the mineral resources or mineral reserves stated in our published technical reports will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or mineral reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or mineral reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or mineral reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or mineral reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in lithium prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Six Month Fiscal Period Ended December 31, 2024

mineral resources and mineral reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on us.

To date, we have established mineral reserves at our Lanxess Property Project pursuant to a DFS and mineral resources at a PFS. In addition, we are engaged in exploration on our other properties in order to determine if any economic deposits exist thereon. We may expend substantial funds in exploring some of our properties only to abandon them and lose our entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration and development stage company with no history of pre-tax profit and no income from our operations. There can be no assurance that our operations will be profitable in the future. There is no certainty that the expenditures to be made by us in the exploration and development of our properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially viable mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If we are unsuccessful in our exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Global Financial Conditions

Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on our liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on our business.

The recent global economic and geopolitical events, such as the war in Ukraine and Middle East, sanctions imposed on Russia and higher energy costs coupled with supply concerns from general supply availability, potential import tariffs imposed by the U.S., retaliatory tariffs, and changes to international trade agreements, have been extremely disruptive to the world economy, with increased volatility in commodity markets, international trade and financial markets and oil and gasoline prices, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which each of these events, and any future events including changes in elected officials in the jurisdictions in which we operate, will continue to impact economic and financial affairs, as numerous issues arising from each event are in flux and there is the potential for escalation of conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from further conflict and restrictive trade practices which could have a material adverse effect on the economics of our projects and our ability to operate our business and advance project development. There is also a risk of recession or a general shift in government policy resulting from changes in elected officials, which may cause decreases in asset values and may result in impairment losses which could adversely impact our operations and the trading price of our Shares.